Exhibit 21.1

Subsidiaries of Wheeler Real Estate Investment Trust, Inc.

The following list sets forth Wheeler Real Estate Investment Trust, Inc.’s subsidiaries upon consummation of the initial public offering of Wheeler Real Estate Investment Trust, Inc.

Name	Jurisdiction of Formation / Incorporation
DF-1 Carrollton, LLC	Virginia
Lumber River Associates, LLC	Virginia
Lynnhaven Parkway Associates, LLC	Virginia
Mandarin Crossing Associates, LLC	Virginia
Northpoint Investors, LLC	Virginia
Perimeter Associates, LLC	Virginia
Riversedge Office Associates, LLC	Virginia
Tuckernuck Associates, LLC	Virginia
Walnut Hill Plaza Associates, LLC	Virginia
Wheeler Real Estate Investment Trust, L.P.	Virginia